Mail Stop 6010


							August 2, 2005



Via U.S. Mail

Philippe Van Acker
Chief Financial Officer
Remedent, Inc.
Xavier de Cocklaan 42, 9831
Deurle, Belgium

	Re:	Remedent, Inc.
		Form 10-KSB for year ended March 31, 2005
		Filed July 14, 2005
		File No. 001-15975

Dear Mr. Van Acker:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the year ended March 31, 2005

Financial Statements

Consolidated Statements of Cash Flows, page 4

1. We note that the amount shown as the effect of exchange rate changes on cash and cash equivalents for fiscal years 2004 and 2005 is the same as the amount you recorded as cumulative translation adjustment in the statement of changes in shareholders deficit for the two periods. Tell us how you have complied with paragraph 25 of
SFAS 95 in preparing your consolidated statements of cash flows. Please also refer to Appendix C of SFAS 95. Tell us why all of the cumulative translation adjustment relates to your cash balances.

Note 4.  Subsequent Event - Corporate Restructuring, page 15

2. We note you show the effects of the subsequent events on your March 31, 2005 liability and equity balances. Please tell us if you are including this information to comply with Article 11 of Regulation S-X. If you are not presenting this information to comply with Article 11, please remove the label "pro forma" from the presentation. If you are presenting this to comply with Article 11, please note that Article 11 pro forma information that is intended to provide the investor with information on the continuing operations of the company should not be presented within the consolidated financial statements. It should instead be presented as a separate component of the periodic report. Accordingly, in any future periods that you report pro forma information in compliance with Article 11, please present this information outside of the consolidated financial statements. In addition, please ensure that any Article 11 pro forma information presented in future filings fully complies with all of the presentation requirements of Article 11.

Exhibit 31.1 and 31.2

3. We noted that the certifications filed were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31 pursuant to Part III.E of Release
No. 33-8238. Accordingly, please revise your future filings to ensure that your certifications are in the form currently set forth in Item 601(b)(31) of Regulation S-B.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778, Kevin Vaughn, Reviewing Accountant, at (202) 551-3643, or me at (202) 551-3327 if you have questions regarding these comments.


	Sincerely,



							   	Michele Gohlke
						Branch Chief
Mr. Philippe Van Acker
Remedent, Inc.
August 2, 2005
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